TerreStar Corporation
TerreStar Holdings Inc.
TerreStar Networks Inc.
12010 Sunset Hills Road
Reston, VA  20190

December 22, 2009

BY EDGAR AND BY FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TerreStar Corporation
TerreStar Networks Inc.
TerreStar Holdings Inc.
Schedule TO-I, as amended (File No. 005-42503)

Ladies and Gentlemen:

TerreStar Corporation, a Delaware corporation, TerreStar Holdings Inc., a Delaware corporation and wholly-owned subsidiary of TerreStar Corporation and TerreStar Networks Inc., a Delaware corporation and an indirect majority-owned subsidiary of TerreStar Corporation (together, the “Companies”), have filed the above-referenced Schedule TO-I, as amended, under the Securities Exchange Act of 1934, as amended (the “Schedule TO”).  In connection with the Companies’ response letter to comments from Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule TO, the Companies hereby acknowledge to the Commission and the Staff that:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

TerreStar Corporation

By:	/s/ Douglas Brandon
Name:	Douglas Brandon
Title:	General Counsel and Secretary

TerreStar Holdings Inc.

By:	/s/ Douglas Brandon
Name:	Douglas Brandon
Title:	General Counsel and Secretary

TerreStar Networks Inc.

By:	/s/ Douglas Brandon
Name:	Douglas Brandon
Title:	General Counsel and Secretary